Exhibit 8.1

LIST OF SUBSIDIARIES

Banco de Chile

1.	Banchile Administradora General de Fondos S.A.

2.	Banchile Corredores de Seguros Limitada.

3.	Banchile Corredores de Bolsa S.A.

4.	Banchile Asesoría Financiera S.A.

5.	Socofin S.A.

The jurisdiction of incorporation of the subsidiaries listed above is the Republic of Chile.